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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C., 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )



                                OSI Systems, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
-------------------------------------------------------------------------------



                                    671044105
                            ------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                                       13G


CUSIP NO.  671044105
           ---------


1.       SCOPE INDUSTRIES
         IRS ID# 95-1240976

2.       Not Applicable

3.

4.       California Corporation

5.       1,029,680

6.       0

7.       1,029,680

8.       0

9.       1,029,680

10.      Not Applicable

11.      10.58%

12.      CO








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Item     1.  (a)    NAME OF ISSUER:    OSI Systems, Inc.
Item     1.  (b)    ADDRESS OF ISSUER: 12525 Chadron Avenue, Hawthorne, CA 90250

Item     2.  (a)    NAME OF PERSON FILING:                Scope Industries
Item     2.  (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE: 233 Wilshire Blvd.,
                                                          Suite 310,
                                                          Santa Monica, CA 90401
Item     2.  (c)    CITIZENSHIP:                     A California Corporation
Item     2.  (d)    TITLE OF CLASS OF SECURITIES:    Common Stock
Item     2.  (e)    CUSIP NUMBER:  671044105

Item     3.       NOT APPLICABLE

Item     4.  OWNERSHIP:
Item     4.  (a)    Amount Beneficially owned:  1,029,680 shares
Item     4.  (b)    Percent of Class:  10.58% (*)
Item     4.  (c)    Number of shares as to which such person has:
         (i)      sole power to vote or to direct the vote:  1,029,680
         (ii)     shared power to vote or to direct the vote:  0
         (iii)    sole power to dispose or to direct the disposition
                  of:  1,029,680
         (iv) shared power to dispose or to direct the disposition of: 0 (*) Based upon 9,733,915 shares outstanding as of September 23, 1999.

Item     5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box: [ ]

Item     6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
             Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
             Not Applicable

Item     8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
             Not Applicable

Item     9.  NOTICE OF DISSOLUTION OF THE GROUP:
             Not Applicable

Item     10. CERTIFICATION:
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SCOPE INDUSTRIES

Dated:   April 5, 2000                 BY: /s/  Eric M. Iwafuchi



                                       Eric M. Iwafuchi
                                       Vice President & Chief Financial Officer